American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486-9447

Steven I. Koszalka
Secretary

April 18, 2013

Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series (the “Series”)
File Nos. 811-03857 and 002-86838

Dear Mr. Cowan:

This letter is in response to oral comments received by Michael Triessl, Vice President and Associate Counsel at Capital Research and Management Company, from you on April 2, 2013 to the Series’ Post-Effective Amendment No. 63 to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on May 1, 2013 (the “Amendment”).

Managed Risk Funds

1. Comment:  The Staff at the U.S. Securities and Exchange Commission has recently revised its policy on the use of the term “Protected” in the name of a fund that attempts to dampen volatility through the use of hedging instruments. The Staff will no longer allow a fund’s registration statement to go effective with the term “Protected” in the fund’s name and will require any existing fund with such term in its name to change its name, giving each such fund a reasonable transition period.  As such, please change the names of the four new funds in the Registration Statement using the term “Protected” in their names – Protected Growth Fund, Protected International Fund, Protected Blue Chip Income and Growth Fund, and Protected Growth-Income Fund – prior to the Registration Statement becoming effective.  Further, please change the name of the currently existing Protected Asset Allocation Fund after a reasonable transition period.

Response:  We will revise the names of the four new funds by replacing the term “Protected” with “Managed Risk” in each fund’s name.  As per discussions with the Staff, this naming convention continues to succinctly convey the objective of the funds and complies with the Staff’s updated policy on the matter.  We will undertake to revise the name of the Protected Asset Allocation fund using the same naming convention after a brief transition period.

2. Comment:  Please submit the completed fee tables and expense example tables for the four new Managed Risk Funds (the “Funds”) being added to the Series’ Registration Statement via correspondence.

Response:  Set forth below are the fee tables and expense example tables we expect to include in the Amendment for the Funds in the Class P1 shares and Class P2 shares prospectuses.

Managed Risk Growth Fund

Class P1 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.33
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.97
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	0.81

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P1	$83	$293

Class P2 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.33
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.22
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	1.06

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P2	$108	$371

Managed Risk International Fund

Class P1 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.50
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.14
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	0.98

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P1	$100	$346

Class P2 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.50
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.39
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	1.23

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P2	$125	$424

Managed Risk Blue Chip Income and Growth Fund

Class P1 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.40
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.04
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	0.88

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P1	$90	$315

Class P2 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.40
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.29
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	1.13

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P2	$115	$393

Managed Risk Growth-Income Fund

Class P1 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.28
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.92
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	0.76

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P1	$78	$277

Class P2 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class P2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class P2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%
Distribution fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.39
Acquired (underlying) fund fees and expenses 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.28
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.17
Fee waiver and/or expense reimbursement 2. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.16
Total annual fund operating expenses after fee waiver and/or expense reimbursement. . . . . . . . . . . . . .	1.01

1 Based on estimated amounts for the current fiscal year.
2  The investment adviser is currently waiving .05% of its management fee. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed .28%. This waiver and reimbursement will be in effect through at least May 1, 2014, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.

Example
The example below is intended to help you compare the cost of investing in Class P2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class P2	$103	$356

3. Comment:  We noticed that there is a footnote to the fee table describing a waiver and reimbursement, but it does not include specifics on such waiver or reimbursement.  If such waiver and reimbursement are not implicated please remove the footnote.

Response:   The investment adviser to the Funds will implement a waiver and reimbursement.  We will update the footnote in the Amendment to describe the specific amounts, as a percentage of a Fund’s assets, of such waiver and reimbursement.

4. Comment:  The footnote referred to in comment 3 above states that the waiver and reimbursement will be in effect until at least December 31, 2013.  In order to include a waiver or reimbursement in the fee table, Form N-1A states that it must be in effect for at least one year from the date of the registration statement.

Response:  The date of December 31, 2013 was included in the footnote in error.  We will update the footnote in the Amendment to include the correct date of the investment adviser’s commitment to provide a waiver and reimbursement, May 1, 2014.

5. Comment:  For the Managed Risk Blue Chip Income and Growth Fund and the underlying Blue Chip Income and Growth Fund, please include a brief definition of what a Blue Chip stock is.  Further, please describe how the Managed Risk Blue Chip Income and Growth Fund complies with the 80% test in the names rule.

Response:  We will include disclosure for both funds clarifying the investment adviser’s definition of blue chip stocks.  We will include disclosure that the Managed Risk Blue Chip Income and Growth Fund will invest at least 80% of its assets in the Blue Chip Income and Growth Fund.

Corporate Bond Fund

6. Comment:  Please include the share classes the fund will offer on the cover page of the prospectus.

Response:  We will include the share classes the fund offers on the front cover of the fund’s prospectuses and summary prospectuses.

7. Comment:  Please submit the completed fee tables and expense example tables for each share class offered by the Corporate Bond Fund.

Response:  Set forth below are the fee tables and expense example tables we expect to include in the Amendment for the Fund in the Class 1 shares, Class 2 shares and Class 4 shares prospectuses.

Class 1 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.46%
Other expenses * . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.03
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.49

* Based on estimated amounts for the current fiscal year.

Example
The example below is intended to help you compare the cost of investing in Class 1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 1	$50	$157

Class 2 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.46%
Distribution and/or service (12b-1) fees * . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses * . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.03
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.74

* Based on estimated amounts for the current fiscal year.

Example
The example below is intended to help you compare the cost of investing in Class 2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 2	$76	$237

Class 4 shares prospectus

Fees and expenses of the fund
This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.46%
Distribution and/or service (12b-1) fees * . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses * . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.28
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.99

* Based on estimated amounts for the current fiscal year.

Example
The example below is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 4	$101	$315

8. Comment:  Please move the footnote in the expense table to the “Other expenses” line item and the “Distribution and/or service (12b-1) fees” line item, if appropriate.  Please explain why such footnote is applicable to the “Distribution and/or service (12b-1) fees” line item.

Response:  We will move the footnote in the expense example table to the “Other expenses” and “Distribution and/or service (12b-1) fees” line items.  The footnote indicating that the amount is based on estimated amounts for the current fiscal year is appropriate for the “Distribution and/or service (12b-1) fees” line item because we are basing that number on the full amount allowed to be paid by the fund’s 12b-1 plan for that share class. The fund may not pay the full amount allowable under the 12b-1 plan to every shareholder. For example, if in the first year of operation the fund’s assets consist in large part of seed money from its investment adviser, the actual distribution fees paid by the fund will be less than the full amount allowable under the plan because the investment adviser does not receive the 12b-1 fees from the fund.

9. Comment:  The section titled “Plans of distribution” in the prospectus makes reference to a 12b-1 plan for Class 3 shares even though the fund does not offer Class 3 shares.  Please tailor the prospectus, where appropriate, to address only features of share classes offered by such prospectus.

Response:  We will revise the Series’ prospectuses to address only features of the share classes offered by such prospectus.

10. Comment:  Please consider whether or not to add a line item to the Class 4 shares fee table to set forth the insurance administrative services fee.

Response:  We have included the insurance administrative services fee in the “Other expenses” line item in the fee table and describe the fee and its purpose in the “Fund expenses” section of the prospectus.

11. Comment:  The “Investment objectives, strategies and risks” section of the fund’s prospectus does not contain the risk regarding thinly traded securities contained in its retail counterpart, the American Funds Corporate Bond Fund.

Response:  We will include the thinly traded securities risk in the “Investment objectives, strategies and risks” section of the fund’s prospectus in the Amendment.

Finally, as requested, the Series acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Series may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9447 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka
Secretary